Exhibit 12

GMAC INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,	Year ended December 31,
($ in millions)	2010 (a)	2009 (a)	2008 (a)	2007 (a)	2006 (a)	2005 (a)
Earnings
Consolidated net income (loss) from continuing operations	$129	$(8,016)	$3,436	$(2,201)	$2,002	$2,155
Income tax expense (benefit) from continuing operations	39	78	(60)	395	75	1,128
Equity-method investee distribution	—	—	111	65	651	283
Equity-method investee (losses) earnings	(11)	(10)	533	5	(512)	(142)
Minority interest expense	—	1	1	2	9	(57)

Consolidated income (loss) from continuing operations before income taxes, minority interest, and income (loss) from equity investees	157	(7,947)	4,021	(1,734)	2,225	3,367
Fixed charges	1,751	7,592	11,079	14,588	15,397	12,522

Earnings available for fixed charges	$1,908	$(355)	$15,100	$12,854	$17,622	$15,889
Fixed charges
Interest, discount, and issuance expense on debt	$1,742	$7,552	$11,021	$14,519	$15,327	$12,460
Portion of rentals representative of the interest factor	9	40	58	68	70	62

Total fixed charges	1,751	7,592	11,079	14,587	15,397	12,522
Preferred dividend requirements	655	1,224	—	192	22	—

Total fixed charges and preferred dividend requirements	$2,406	$8,816	$11,079	$14,779	$15,419	$12,522
Ratio of earnings to fixed charges (b)	1.09	(0.05)	1.36	0.88	1.14	1.27
Ratio of earnings to fixed charges and preferred dividend requirements (c)	0.79	(0.04)	1.36	0.87	1.14	1.27

(a)	During 2009, we committed to sell certain operations of our International Automotive Finance operations, Insurance operations, Mortgage operations, and Commercial Finance Group. We report these businesses separately as discontinued operations in the Consolidated Financial Statements. Refer to Note 2 to the Condensed Consolidated Financial Statements for further discussion of our discontinued operations. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.
(b)	The ratio indicates a less than one-to-one coverage for the years ended December 31, 2009 and 2007. Earnings available for fixed charges for the years ended December 31, 2009 and 2007, were inadequate to cover total fixed charges. The deficit amounts for the ratio were $7,947 million and $1,733 million for the years ended December 31, 2009 and 2007, respectively.
(c)	The ratio indicates a less than one-to-one coverage for the three months ended March 31, 2010, and the years ended December 31, 2009 and 2007. Earnings available for fixed charges and preferred dividend requirements for the three months ended March 31, 2010, and the years ended December 31, 2009 and 2007, were inadequate to cover total fixed charges and preferred dividend requirements. The deficit amounts for the ratio were $498 million for the three months ended March 31, 2010, and $9,171 million and $1,925 million for the years ended December 31, 2009 and 2007, respectively.